EXHIBIT 10.23

DATA I/O CORPORATION
1983 STOCK APPRECIATION RIGHTS PLAN
AMENDED AND RESTATED AS OF FEBRUARY 3, 1993

This is the Amended and Restated Data I/O Corporation 1983 Stock Appreciation Rights Plan (the "Plan"). The term "Option" as used herein shall mean any stock option granted pursuant to a stock option plan adopted by the Corporation at any time prior or subsequent to the date hereof, except for options qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The term "Qualified Option" as used herein shall mean any stock option qualified under Code Section 422 which is granted pursuant to a stock option plan adopted by the Corporation on or after September 28, 1982.

1.   ADMINISTRATION.

The Plan shall be administered by the Board of Directors of the Corporation (the "Board"), except that the Board may, in its discretion, establish a committee composed of members of the Board (the "Committee") to administer the Plan, which Committee may be an executive committee or some other committee, including a separate committee especially created for this purpose. Any such Committee shall have such of the powers and authority vested in the Board hereunder as the Board may delegate to it (including the power and authority to interpret any provision of the Plan). The members of any such Committee shall serve at the pleasure of the Board.

The interpretation and construction by the Board of any provisions of the Plan or of any Stock Appreciation Right ("SAR"), or any rule or regulation promulgated in connection therewith, shall be conclusive and binding, both on the Corporation and on the holders of SARs.

2.   ELIGIBILITY.

The Board shall have no authority to select holders of SARs. SARs are hereby granted, upon the terms and conditions provided herein, to all holders of effective, exercisable, unexercised and unexpired Options ("Open Options") who are directors, officers or holders of ten percent (10%) or more of the Stock of the Corporation ("Affiliates") and to all holders of effective, exercisable, unexercised, fully vested and unexpired Qualified Options ("Open Qualified Options") who are Affiliates at the date of grant of the related Qualified Options.

3. TERMS AND CONDITIONS.

(a) Each holder of a SAR may exercise his or her SAR by surrendering all or part of his or her Open Options or Open Qualified Options in exchange for cash compensation in an amount equal to the excess of the Fair Market Value (as defined below) of the shares of stock with respect to which the Options or Qualified Options are surrendered over the aggregate option purchase price for the shares set forth in the related option.

(b) For Open and Open Qualified Options granted prior to February 3, 1993, a SAR may be exercised only for a period of twenty (20) days following the occurrence of either of the following SAR Events:

(i) the first purchase of shares of the Corporation's stock pursuant to any tender offer or exchange offer for shares of the Corporation's stock, other than one made by the Corporation (an "Offer"); or

(ii) approval by the shareholders of the Corporation (or, if later, approval by the shareholders of a third party) of any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than fifty percent (50%) of the outstanding shares of the Corporation's stock into securities of a third party, or cash, or property, or a combination of any of the foregoing (an "Approved Exchange").

(c) For Open and Open Qualified Options granted on or after February 3, 1993, a SAR may be exercised only for a period of twenty (20) days following the occurrence of either of the following SAR Events:

(i) the close of business on the date that a tender or exchange offer for the Corporation's Stock by any person (other than the Corporation, any subsidiary of the Corporation, any employee benefit plan of the Corporation or of any subsidiary of the Corporation, or any person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such employee benefit plan) is first published or sent or given within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, unless by the terms of such offer the offeror, upon consummation thereof, would be the beneficial owner of less than 30% of the shares of the Corporation's Stock then outstanding (an "Offer"); or

(ii) approval by the shareholders of the Corporation (or, if later, approval by the shareholders of any Person (as such term is defined in Paragraph (r) of Section 1 of the Rights Agreement dated as of November 31, 1988 between the Corporation and First Jersey National Bank)) of any merger,

MAF00068.m1s

2

consolidation, reorganization or other transaction providing for the conversion or exchange of more than fifty percent (50%) of the outstanding shares of the Corporation's Stock into securities of any Person, or cash, or property, or a combination of any of the foregoing (an "Approved Exchange").

(d) Notwithstanding the foregoing, no SAR shall be exercised during the first six months after the SAR is granted, except that this limitation shall not apply if death or disability of the holder occurs during such six-month period. The date of grant of a SAR with respect to an Option shall be the later of: (i) with respect to Options outstanding on September 28, 1982, the date of September 28, 1982, or with respect to Options granted after September 28, 1982, the date of grant of such Options and (ii) the date upon which the holder of the underlying Options first becomes an Affiliate. The date of grant of a SAR with respect to a Qualified Option shall be the date of grant of such Qualified Option.

(e) Notwithstanding the foregoing, no SAR related to a Qualified Option shall be exercised unless the Fair Market Value of the subject shares exceeds the exercise price of the Qualified Option.

(f) A SAR shall be exercised by delivery to the Board of a signed form prescribed by the Board.

(g) Only cash compensation shall be paid upon the exercise of a SAR, with no election available to the holder. No approval or consent by the Board shall be required for the exercise of a SAR or for the payment of cash compensation as the result of the exercise of a SAR.

4.   FAIR MARKET VALUE.

The Board shall determine the Fair Market Value of stock subject to an Option or a Qualified Option at the time a related SAR is exercised by considering either:

(a) the highest price per share paid by the offeror pursuant to any Offer which is in effect at any time during the period beginning on the thirtieth day prior to the date of exercise of the SAR and ending on such exercise date; or

(b) the price per share paid or to be paid in the Approved Exchange.

Any securities or property (other than cash) which are part or all of the consideration paid for shares in any such Offer or paid or to be paid in the Approved Exchange shall be valued: at market value at the time of the exercise of the SAR with respect

MAF00068.mis

3

to securities listed on an exchange or quoted on NASDAQ; or, with respect to unlisted securities, at the higher of: (i) the valuation thereof by the person making an Offer or by the other party to an Approved Exchange and (ii) the valuation thereof by the Board.

5. **SARs SUBJECT TO TERMS AND CONDITIONS OF OPTIONS AND QUALIFIED OPTIONS.**

Each SAR granted hereunder shall be subject to all of the terms and conditions applicable to the Option or Qualified Option with respect to which it is granted and shall not be exercisable if the underlying Option or Qualified Option is not exercisable; provided, however, that, subject to the limitations set forth herein, a SAR is exercisable regardless of whether the underlying Option is vested. (A SAR is not exercisable with respect to a Qualified Option which is not vested.) The total number of SARs granted hereunder is limited to the number of shares of stock in the Corporation subject to Options and Qualified Options granted previously and hereafter to persons who are eligible for SARs hereunder. The term of any SAR granted hereunder shall not extend beyond the term of the Option or Qualified Option to which it is related.

6. **CANCELLATION OF OPTIONS AND QUALIFIED OPTIONS.**

Upon payment of compensation pursuant to the exercise of a SAR, the related Option or Qualified Options shall be automatically cancelled, and the unissued shares covered by the Option or Qualified Option, or portion thereof, thereby cancelled shall be withdrawn from and not be available again for the purposes of the plan pursuant to which the Option or Qualified Option was granted.

7. **TRANSFER OF SARs.**

SARs shall not be transferable by the holder other than by will or the laws of descent and distribution. SARs shall be exercisable only by the holder, his or her guardian or his or her legal representative.

8. **TAX WITHHOLDING.**

The Board may take such measures as it deems appropriate to ensure that the Corporation's obligations under the withholding provisions of the Code and other provisions of applicable state and federal laws are satisfied in respect of the issuance or exercise of SARs.

4

MAF00068.m1x

9. NO OBLIGATION TO EXERCISE SAR.

The granting of a SAR shall impose no obligation upon the holder to exercise such SAR.

10. NO RIGHT TO EMPLOYMENT.

The granting of a SAR hereunder shall in no way constitute any form of agreement or understanding binding on the Corporation, express or implied, that the Corporation will employ a holder for any length of time.

11. INDEMNIFICATION OF BOARD AND COMMITTEE.

In addition to all other rights or indemnification they may have as directors of the Corporation or as members of the Board or of any Committee, members of the Board and of any Committee shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type and nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Plan or any SAR granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Board or Committee members are liable for willful misconduct; provided that within fifteen (15) days after the institution of any such action, suit or proceeding, member(s) of the Board or of any Committee involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

12. AMENDMENT OF THE PLAN.

The Board may, at any time, modify or amend this Plan and the SARs granted hereunder, except that no amendment with respect to an outstanding SAR shall be made over the objection of the holder thereof.

DATED: February 3, 1993.

DATA I/O CORPORATION



By: John J. Hagedorn,
Senior Vice President

MAF00068.mis

EXHIBIT 10.23

DATA I/O CORPORATION
1983 STOCK APPRECIATION RIGHTS PLAN
AMENDED AND RESTATED AS OF FEBRUARY 3, 1993

This is the Amended and Restated Data I/O Corporation 1983 Stock Appreciation Rights Plan (the "Plan"). The term "Option" as used herein shall mean any stock option granted pursuant to a stock option plan adopted by the Corporation at any time prior or subsequent to the date hereof, except for options qualified under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The term "Qualified Option" as used herein shall mean any stock option qualified under Code Section 422 which is granted pursuant to a stock option plan adopted by the Corporation on or after September 28, 1982.

1. ADMINISTRATION.

The Plan shall be administered by the Board of Directors of the Corporation (the "Board"), except that the Board may, in its discretion, establish a committee composed of members of the Board (the "Committee") to administer the Plan, which Committee may be an executive committee or some other committee, including a separate committee especially created for this purpose. Any such Committee shall have such of the powers and authority vested in the Board hereunder as the Board may delegate to it (including the power and authority to interpret any provision of the Plan). The members of any such Committee shall serve at the pleasure of the Board.

The interpretation and construction by the Board of any provisions of the Plan or of any Stock Appreciation Right ("SAR"), or any rule or regulation promulgated in connection therewith, shall be conclusive and binding, both on the Corporation and on the holders of SARs.

2. ELIGIBILITY.

The Board shall have no authority to select holders of SARs. SARs are hereby granted, upon the terms and conditions provided herein, to all holders of effective, exercisable, unexercised and unexpired Options ("Open Options") who are directors, officers or holders of ten percent (10%) or more of the Stock of the Corporation ("Affiliates") and to all holders of effective, exercisable, unexercised, fully vested and unexpired Qualified Options ("Open Qualified Options") who are Affiliates at the date of grant of the related Qualified Options.

3.   TERMS AND CONDITIONS.

(a)   Each holder of a SAR may exercise his or her SAR by surrendering all or part of his or her Open Options or Open Qualified Options in exchange for cash compensation in an amount equal to the excess of the Fair Market Value (as defined below) of the shares of stock with respect to which the Options or Qualified Options are surrendered over the aggregate option purchase price for the shares set forth in the related option.

(b)   For Open and Open Qualified Options granted prior to February 3, 1993, a SAR may be exercised only for a period of twenty (20) days following the occurrence of either of the following SAR Events:

(i)   the first purchase of shares of the Corporation's stock pursuant to any tender offer or exchange offer for shares of the Corporation's stock, other than one made by the Corporation (an "Offer"); or

(ii)   approval by the shareholders of the Corporation (or, if later, approval by the shareholders of a third party) of any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than fifty percent (50%) of the outstanding shares of the Corporation's stock into securities of a third party, or cash, or property, or a combination of any of the foregoing (an "Approved Exchange").

(c)   For Open and Open Qualified Options granted on or after February 3, 1993, a SAR may be exercised only for a period of twenty (20) days following the occurrence of either of the following SAR Events:

(i)   the close of business on the date that a tender or exchange offer for the Corporation's Stock by any person (other than the Corporation, any subsidiary of the Corporation, any employee benefit plan of the Corporation or of any subsidiary of the Corporation, or any person or entity organized, appointed or established by the Corporation for or pursuant to the terms of any such employee benefit plan) is first published or sent or given within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, unless by the terms of such offer the offeror, upon consummation thereof, would be the beneficial owner of less than 30% of the shares of the Corporation's Stock then outstanding (an "Offer"); or

(ii)   approval by the shareholders of the Corporation (or, if later, approval by the shareholders of any Person (as such term is defined in Paragraph (r) of Section 1 of the Rights Agreement dated as of November 31, 1988 between the Corporation and First Jersey National Bank)) of any merger,

MAF00068.m1s

2

consolidation, reorganization or other transaction providing for the conversion or exchange of more than fifty percent (50%) of the outstanding shares of the Corporation's Stock into securities of any Person, or cash, or property, or a combination of any of the foregoing (an "Approved Exchange").

(d) Notwithstanding the foregoing, no SAR shall be exercised during the first six months after the SAR is granted, except that this limitation shall not apply if death or disability of the holder occurs during such six-month period. The date of grant of a SAR with respect to an Option shall be the later of: (i) with respect to Options outstanding on September 28, 1982, the date of September 28, 1982, or with respect to Options granted after September 28, 1982, the date of grant of such Options and (ii) the date upon which the holder of the underlying Options first becomes an Affiliate. The date of grant of a SAR with respect to a Qualified Option shall be the date of grant of such Qualified Option.

(e) Notwithstanding the foregoing, no SAR related to a Qualified Option shall be exercised unless the Fair Market Value of the subject shares exceeds the exercise price of the Qualified Option.

(f) A SAR shall be exercised by delivery to the Board of a signed form prescribed by the Board.

(g) Only cash compensation shall be paid upon the exercise of a SAR, with no election available to the holder. No approval or consent by the Board shall be required for the exercise of a SAR or for the payment of cash compensation as the result of the exercise of a SAR.

4.   FAIR MARKET VALUE.

The Board shall determine the Fair Market Value of stock subject to an Option or a Qualified Option at the time a related SAR is exercised by considering either:

(a) the highest price per share paid by the offeror pursuant to any Offer which is in effect at any time during the period beginning on the thirtieth day prior to the date of exercise of the SAR and ending on such exercise date; or

(b) the price per share paid or to be paid in the Approved Exchange.

Any securities or property (other than cash) which are part or all of the consideration paid for shares in any such Offer or paid or to be paid in the Approved Exchange shall be valued: at market value at the time of the exercise of the SAR with respect

MAF00068.mis

3

to securities listed on an exchange or quoted on NASDAQ; or, with respect to unlisted securities, at the higher of: (i) the valuation thereof by the person making an Offer or by the other party to an Approved Exchange and (ii) the valuation thereof by the Board.

5. SARs SUBJECT TO TERMS AND CONDITIONS OF OPTIONS AND QUALIFIED OPTIONS.

Each SAR granted hereunder shall be subject to all of the terms and conditions applicable to the Option or Qualified Option with respect to which it is granted and shall not be exercisable if the underlying Option or Qualified Option is not exercisable; provided, however, that, subject to the limitations set forth herein, a SAR is exercisable regardless of whether the underlying Option is vested. (A SAR is not exercisable with respect to a Qualified Option which is not vested.) The total number of SARs granted hereunder is limited to the number of shares of stock in the Corporation subject to Options and Qualified Options granted previously and hereafter to persons who are eligible for SARs hereunder. The term of any SAR granted hereunder shall not extend beyond the term of the Option or Qualified Option to which it is related.

6. CANCELLATION OF OPTIONS AND QUALIFIED OPTIONS.

Upon payment of compensation pursuant to the exercise of a SAR, the related Option or Qualified Options shall be automatically cancelled, and the unissued shares covered by the Option or Qualified Option, or portion thereof, thereby cancelled shall be withdrawn from and not be available again for the purposes of the plan pursuant to which the Option or Qualified Option was granted.

7. TRANSFER OF SARs.

SARs shall not be transferable by the holder other than by will or the laws of descent and distribution. SARs shall be exercisable only by the holder, his or her guardian or his or her legal representative.

8. TAX WITHHOLDING.

The Board may take such measures as it deems appropriate to ensure that the Corporation's obligations under the withholding provisions of the Code and other provisions of applicable state and federal laws are satisfied in respect of the issuance or exercise of SARs.

4

MAF00068.m1s

9.   NO OBLIGATION TO EXERCISE SAR.

The granting of a SAR shall impose no obligation upon the holder to exercise such SAR.

10.   NO RIGHT TO EMPLOYMENT.

The granting of a SAR hereunder shall in no way constitute any form of agreement or understanding binding on the Corporation, express or implied, that the Corporation will employ a holder for any length of time.

11.   INDEMNIFICATION OF BOARD AND COMMITTEE.

In addition to all other rights or indemnification they may have as directors of the Corporation or as members of the Board or of any Committee, members of the Board and of any Committee shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type and nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, the Plan or any SAR granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Board or Committee members are liable for willful misconduct; provided that within fifteen (15) days after the institution of any such action, suit or proceeding, member(s) of the Board or of any Committee involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

12.   AMENDMENT OF THE PLAN.

The Board may, at any time, modify or amend this Plan and the SARs granted hereunder, except that no amendment with respect to an outstanding SAR shall be made over the objection of the holder thereof.

DATED: February 3, 1993.

DATA I/O CORPORATION

By:
John J. Hagedorn,
Senior Vice President